EXHIBIT 99.1
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[GRAPHIC AND PHOTOGRAPHS OMITTED]                     [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
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     CANADIAN NATURAL RESOURCES LIMITED PRICES C$400 MILLION IN 7 YEAR NOTES
           CALGARY, ALBERTA - JANUARY 18, 2006 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") has priced C$400 million principal amount of 4.50% unsecured notes due January 23, 2013 which have been sold to investors in Canada. The notes were sold at a price of 99.982 per note to yield 4.503% to maturity.

Net proceeds from the sale of the notes will be used to repay bank indebtedness. The Company is rated by three rating services: Baa1 by Moody's Investors Service, Inc.; BBB+ by Standard & Poor's Corporation; and BBB (high) by Dominion Bond Rating Service Limited. RBC Capital Markets was co-lead and bookrunner and CIBC World Markets acted as co-lead on the offering. BMO Nesbitt Burns and Scotia Capital acted as co-managers.

The sale of the notes was the first issuance under the short form Canadian base shelf prospectus dated August 29, 2005 which allows for the issuance of debt securities in an aggregate principal amount of up to C$2 billion.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

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For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE: (403) 514-7777          ALLAN P. MARKIN                      DOUGLAS A. PROLL
                                          Chairman           Chief Financial Officer and
FACSIMILE: (403) 517-7370                                 Senior Vice-President, Finance
EMAIL:     ir@cnrl.com            JOHN G. LANGILLE
WEBSITE:   www.cnrl.com              Vice-Chairman                       COREY B. BIEBER
                                                                         Vice-President,
TRADING SYMBOL - CNQ                 STEVE W. LAUT                    Investor Relations
Toronto Stock Exchange         President and Chief
New York Stock Exchange          Operating Officer
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Certain  information  regarding  the Company  contained  herein may  constitute forward-looking  statements under  applicable  securities laws. Such statements are subject to known or unknown risks and  uncertainties  that may cause actual results  to  differ  materially  from  those  anticipated  or  implied  in  the forward-looking statements.
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